Home61 Inc.
Consolidated Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Cash in Square 1 Bank	691,689.22
Cash in Citibank	259,026.33
Total Checking/Savings	950,715.55
Other Current Assets	
Due from Clients	2,620.00
Total Other Current Assets	2,620.00
Total Current Assets	953,335.55
Fixed Assets	
Accumulated Depreciation	-14,402.80
Office Equipment	3,911.32
Office Furniture	5,528.30
Leasehold Improvements	13,293.88
Total Fixed Assets	8,330.70
Other Assets	
Loan Receivable	70,000.00
Security Deposit (FPL)	1,846.21
Security Deposit Office)	17,160.55
Total Other Assets	89,006.76
TOTAL ASSETS	**1,050,673.01**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	12,916.06
American Express	2,596.14
Total Credit Cards	2,596.14
Total Current Liabilities	15,512.20
Total Liabilities	15,512.20
Equity	
Capital Stock	5,826,273.09
Retained Earnings	-2,864,716.38
Treasury Stock	-3,125.00
Net Income	-1,923,273.89
Total Equity	1,035,157.81
TOTAL LIABILITIES & EQUITY	**1,050,670.01**

Certified by:

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Name and Title of Officer

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Signature